Via Facsimile and U.S. Mail
Mail Stop 03-09


March 11, 2005


Mr. Mark Prygocki, Sr.
Executive Vice President, Chief Financial Officer,
Corporate Secretary and Treasurer
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, AZ 85258-2463

Re:	Medicis Pharmaceutical Corporation
	Form 10-K for the fiscal year ended June 30, 2004
	Form 8-K filed on January 20, 2005
	File No. 001-14471

Dear Mr. Prygocki:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. Where our comments call for disclosure, we think you should revise your documents in response to these comments in future filings beginning with your Form 10-Q for the period ended
March 31, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide the letter prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 40

1. It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

2. Your discussion of license agreements includes references to payments that you will make related to achievement of milestones. Please assess whether these milestone payments meet criteria as a purchase obligation and if these milestone payments should be shown in the contractual obligations table under Item 303(a)(5) of Regulation S-K. Include explanatory footnotes to this table as necessary to provide the necessary data to understand the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from the table. If as a result of that assessment, you do not include these payments in the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of event milestones commitments that are reasonably likely to be paid. Please refer to section IV of Financial Reporting Release 72.

Critical Accounting Policies and Estimates

Revenue Recognition, page 41

3. We noted your critical accounting policies merely duplicates information presented in your notes to consolidated financial statements. Please revise your disclosures to provide an enhanced discussion to supplement the description of accounting policies that are already disclosed in your notes to consolidated financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Consistent with Section V of FR-72 please consider the following disclosures:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

4. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

5. We note in MD&A that the amortization of intangible assets related to products sold is not included in gross profit. We believe amortization related to acquired developed products should be included in cost of sales. Alternatively, expand the "cost of product revenue" caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of sales. Please refer to SAB Topic 11:B. In addition, if you elect to include the amortization within cost of sales, please modify your gross profit analysis in MD&A to disclose the gross profit amounts including amortization.

Notes to Consolidated Financial Statement

Note 2.  Summary of Significant Accounting Policies

Goodwill and Other Identifiable Intangible Assets, page F-10

6. Please provide expanded disclosure describing the nature of the intangible assets including the amount assigned to any major intangible asset class, the amount of any significant residual value by major intangible asset class and the weighted-average amortization period per asset class. Please refer to paragraph 44 of SFAS 142.

Note 4.  Segment and Product Information, page F-16

7. Please disclose the factors used to identify reportable segments as required by paragraph 26(a) of SFAS 131. Please explain to us why your pharmaceutical franchises are not considered operating segments, as they appear to meet the characteristics described in SFAS 131. If true, disclose that your chief operating decision maker does not regularly review disaggregated information by franchise or advise us.

Form 8-K dated January 20, 2005

Exhibit 99.5 - Copy of press release, dated January 20, 2005, issued by Medicis Pharmaceutical Corporation

8. We note your disclosure of "if converted" net income and related per share amounts. Your press release does not disclose the substantive reasons why the presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations. Further, to the extent material, include a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please refer to the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. As it appears that you have not fully complied with Item 2.02 of Form 8-
K, please revise your disclosures in future filings.

*    *    *    *
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 942-
2976 or Don Abbott, Senior Accountant, at (202) 942-2819 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Prygocki, Sr.
Medicis Pharmaceutical Corporation
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